EXHIBIT 3.3
                        TERMINATION AND RELEASE AGREEMENT


This Termination and Release Agreement (this "Agreement") is made as of October 24, 1996, by and among Pioneer Financial Service, Inc., a Delaware corporation ("PFS"), and Anthony J. Pino ("Pino").

                                    Recitals:

Preferred Health Choice, Inc., an Illinois corporation and a subsidiary of PFS ("PHC"), and United Payors & United Providers, Inc., a Delaware corporation ("Buyer"), have entered into that certain Stock Purchase Agreement, dated October 22, 1996, but effective as of September 30, 1996 (the "Stock Purchase Agreement"), providing generally for the sale of PHC s equity interest in National Health Services, Inc, a Wisconsin corporation ("NHS"), to Buyer.

     PFS and Pino are parties to that certain Employment Agreement, dated as of January 1, 1996 (the "Employment Agreement"), and that certain related letter agreement, dated as of September 7, 1995, from PFS to Pino, which provides, among other things, for certain compensation to be payable to Pino in the event of the sale of Preferred Health Choice, Inc. (the "Letter Agreement").
     Pino has executed and delivered to PFS that certain Promissory Note, dated July 1, 1994, in the principal amount of $75,000 (the "Note").

     In connection with the sale of NHS to Buyer, the parties hereto desire to
(x) terminate the  Employment Agreement, the Letter Agreement and the Note, and
(y) release each other from certain obligations and liabilities.

     NOW, THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Termination of the Employment Agreement. Effective as of the date hereof, the Employment Agreement is hereby terminated pursuant to Section 7(c)
thereof;   Pino acknowledges and agrees that (x) such termination is not for
"good reason" as defined in the Employment Agreement, and (y) that he is not entitled to any compensation other than for services rendered thereunder prior to the date hereof as provided in said Section 7(c); and both parties acknowledge and agree that neither party has any right, obligation or liability thereunder except that Pino s obligations under Sections 10, 11 and 12 survive termination of the Employment Agreement.

     2. Termination of the Letter Agreement. Effective as of the date hereof, the Letter Agreement is hereby terminated; and neither party thereto shall have any right, obligation or liability thereunder.

     3. Forgiveness of Note. Effective as of September 30, 1996, PFS hereby forgives or will cause to be forgiven all outstanding indebtedness owed by Pino under the Note.

     4. Vesting of Options. All options heretofore issued by PFS to Pino shall be fully vested effective as of the date hereof.

     5.   Releases.

          (a) PFS, on behalf of itself and its affiliates and their respective successors and assigns, (collectively, the "PFS Releasing Parties"), hereby fully and forever release, discharge, disclaim and renounce any and all claims, demands, actions, causes of action and or suits in law or equity now or hereafter existing, whether known or unknown ("Claims") against Pino and his respective assigns and legal representatives (herein collectively referred to as the "Pino Released Parties"), including without limitation any Claims arising under the Employment Agreement, the Letter Agreement and the Note except for (x) Claims arising hereunder, (y) Claims arising under Sections 10, 11 or 12 of the Employment Agreement, and (z) Claims arising under that certain affidavit, dated as of October 23, 1996, delivered by Pino in connection with the transactions contemplated in the Stock Purchase Agreement. PFS, on behalf of itself and its affiliates, hereby represents and warrants that they have not assigned or otherwise transferred any claim, demand, action or cause of action released by this Section 5(a).

          (b) Pino, on behalf of himself and his legal representatives and assigns (collectively, the "Pino Releasing Parties"), hereby fully and forever releases, discharges, disclaims and renounces any and all claims, demands, actions, causes of action and or suits in law or equity now or hereafter existing, whether known or unknown ("Claims") against PFS and its affiliates, directors, officers, shareholders, agents and employees and their respective successors, assigns and legal representatives (herein collectively referred to as the "PFS Released Parties"), including without limitation any Claims arising under the Employment Agreement or the Letter Agreement, except for Claims arising hereunder. Pino represents and warrants, on behalf of himself and his successors and personal representatives, that he has not assigned or otherwise transferred any claim, demand, action or cause of action released by this
Section 4(b).

     5. Condition to Effectiveness. Notwithstanding anything in the foregoing to the contrary, this Termination and Release Agreement is conditioned upon, and shall be effective only upon, the closing of the Stock Purchase Agreement.

     6.   Miscellaneous.

          (a) Neither this Agreement nor any of the rights, interest or obligations hereunder shall be assigned by any party hereto without the prior written consent of each other party hereto.

          (b) The descriptive headings of the sections of this Agreement are for convenience only and do not constitute a part of this Agreement.

          (c) The parties acknowledge that each has had the benefit of counsel of its own choice and has been afforded an opportunity to review this Agreement with chosen counsel. The parties further acknowledge that they have, through their respective counsel, participated in the preparation of this Agreement, and it is understood that no provision of this Agreement shall be construed against any of the parties or their attorneys because of their participation in the preparation of this Agreement.

          (d) This Agreement, together with Sections 10, 11 and 12 of the Employment Agreement and the affidavit referred to above, constitute the entire agreement between the parties hereto and supersede all prior written and oral agreements with respect to the matters covered by this Agreement. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          (e) The parties hereto acknowledge and agree that irreparable damage would occur in the event any of the provisions of this agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this agreement, and shall be entitled to enforce specifically the provisions of this agreement, in addition to any other remedy to which the parties may be entitled under this agreement or at law or in equity.

     IN WITNESS WHEREOF, THE PARTIES HAVE EXECUTED THIS AGREEMENT AS OF THE DATE FIRST SET FORTH ABOVE.


                                   ___________________________________
                                   Anthony J. Pino
                                            PIONEER FINANCIAL SERVICES, INC.


                                   By: ________________________________


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